Exhibit 99.16
Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

20 November 2019

Rio Tinto Limited notifies the Australian Securities Exchange of material dealings in Rio Tinto Limited shares by directors. As part of its dual listed structure, dealings in Rio Tinto Limited shares by directors are also voluntarily notified to the London Stock Exchange.

On 18 November 2019, the following non-executive director acquired shares in Rio Tinto Limited:

Security	Name of PDMR/KMP	Number of shares acquired	Price per share AUD
Rio Tinto Limited shares	Clark, Megan	525	94.33

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404